FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2014

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	News Release: Notification Regarding Voluntary Adoption of International Financial Reporting Standards (IFRS)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: November 6, 2014	By:	/s/ Takuya Kozuki
	Name:	Takuya Kozuki
	Title:	Representative Director, President

November 6, 2014

FOR IMMEDIATE RELEASE

KONAMI CORPORATION

Takuya Kozuki, Representative Director, President

Shares listed: Tokyo, New York and London Stock Exchange

Contact: Junichi Motobayashi, General Manager, Finance and Accounting

Tel: +81-3-5771-0222

Notification Regarding Voluntary Adoption

of International Financial Reporting Standards (IFRS)

KONAMI CORPORATION (the “Company”) hereby announces that its Board of Directors has resolved, at a Board of Directors’ meeting held today, that, starting from the Company’s annual report filed under the Financial Instruments and Exchange Law of Japan for the fiscal year ending March 31, 2015, the Company will voluntarily adopt International Financial Reporting Standards (IFRS) in connection with the Company’s preparation and disclosure of its consolidated financial statements, instead of accounting principles generally accepted in the United States (“U.S. GAAP”).

The Company’s anticipated schedule for its voluntary adoption of IFRS is as follows:

Date	Disclosure Item	Accounting Standard
May 2015	Annual financial results announcement
	• Consolidated Financial Results for the fiscal year ending March 31, 2015	U.S. GAAP
	• Consolidated Earnings Forecasts for the fiscal year ending March 31, 2016	IFRS
	Consolidated financial statements under the Companies Act for the fiscal year ending March 31, 2015	U.S. GAAP

June 2015	Annual report filed under the Financial Instruments and Exchange Law for the fiscal year ending March 31, 2015	IFRS

Note: The Company’s consolidated financial statements for the purpose of earnings releases and required under the Companies Act for the three months ended June 30, 2014, the six months ended September 30, 2014 and the nine months ending December 31, 2014 were prepared or will be prepared in accordance with U.S. GAAP.

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) the timing of the release of new game titles and products, especially game titles and products that are part of historically popular series; (v) our ability to successfully expand internationally with a focus on our Digital Entertainment business and Gaming & Systems business; (vi) our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness business; (vii) regulatory developments and changes and our ability to respond and adapt to those changes; (viii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (ix) the outcome of existing contingencies.

End of File